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                               April 12, 2024

       Michael Cleary
       Senior Vice President and Controller
       BOEING CO
       929 Long Bridge Dr
       Arlington VA 22202

                                                        Re: BOEING CO
                                                            Form 10-K
                                                            Filed January 31,
2024
                                                            File No. 001-00442

       Dear Michael Cleary:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed January 31, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 23

   1. We note multiple disclosures in your document including your Business Environment and
                                                        Trends section, that
you have been experiencing supply chain disruptions and inflationary pressures. We also note
your disclosure that these factors have reduced overall
                                                        productivity and
adversely impacted your financial position, results of operations and cash flows. In future
filings, please expand your results of operations disclosures to quantify, if possible, the specific
impacts supply chain disruption and inflation have had on your cost structure, including
the impact on your revenue, profits, and/or liquidity.
       Accounting Quantity, page 31

   2. We note throughout your document, you discuss delivery and order cancellation risks associated with various
commercial airplane programs, including your 777X, 737-7 and
                                                        737-10. We note your
tabular presentation on page 32, which depicts undelivered units under firm orders by
program. In future filings, please expand your presentation to
 Michael Cleary
BOEING CO
April 12, 2024
Page 2
         provide additional breakdown of your 737 variants to allow investors to better understand the composition of your backlog.
Financial Statements
Note 1 - Summary of Significant Accounting Policies
Goodwill and Other Acquired Intangibles, page 64

3. We note your substantial Goodwill balance as of year end, including the balances reflected in your Commercial Airplanes and Defense, Space & Security segments. We further note these segments have sustained significant operating losses in either all, or two of the three most recent years presented in your filing. In future filings beginning with your next quarterly report, please revise the notes to the financial statements and your
         Critical Accounting Estimates section in MD&A to disclose whether a qualitative or quantitative impairment test was performed for the respective reporting units. For any reporting unit requiring a quantitative impairment test, disclose the methods and significant assumptions used to test for impairment. Your disclosure should also state whether or not the fair value of your reporting units "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the identity of those reporting units and the amount or percentage by which the fair value exceeds their carrying value. Please refer to ASC 350-10-50 and
         Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350. Also, if
         any reporting units have zero or negative carrying amounts of net assets, please disclose the identity of those reporting units with allocated goodwill, the amount of goodwill allocated to each and in which reportable segment the reporting unit is included. See requirement in ASC 350-10-50-1A. As part of your response, please also provide us with the results of your 2023 impairment testing that include the aforementioned details.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Cleary                               Sincerely,
Comapany NameBOEING CO
                                                               Division of
Corporation Finance
April 12, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName